

August 5, 2010

Laurence M. Downes
Chief Executive Officer
New Jersey Resources Corporation
1415 Wyckoff Road
Wall, NJ 07719

> **Re:** **New Jersey Resources Corporation**
> **Form 10-K for Fiscal Year Ended September 30, 2009**
> **Filed November 30, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed December 14, 2009**
> **File No. 001-08359**

Dear Mr. Downes:

We have reviewed your response to our comment letter dated June 18, 2010 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure. You should comply with the comment in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in detail sufficient for an understanding of your disclosure how you intend to comply by providing us with your proposed revisions.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to our comment, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

Annual Cash Incentive Awards, page 24

1. We note your response to comment seven in our letter dated June 18, 2010, however, given that the Commitment to Stakeholders component of the annual cash incentive award comprises 20% of the total annual cash incentive award payout formula, we disagree with your determination that additional disclosure regarding these objectives would not be material to an understanding of your

annual cash incentive award structure. Please provide us with additional disclosure regarding the objectives and their associated benchmarks.

2.  We note your response to comment eight in our letter dated June 18, 2010 and your indication that to the extent that LDCC uses its discretion to adjust a named executive officer's annual cash incentive, you will better explain how the exercise of the LDCC's discretion altered the amounts of the awards that were made. Please also confirm that you will ensure that, as applicable, the awards are reflected in the appropriate column of the Summary Compensation Table, consistent with Compliance and Disclosure Interpretation 119.02 of Regulation S-K.

Performance-Based Restricted Stock Awards, page 30

3.  We note your response to comment nine in our letter dated June 18, 2010. Please provide us with a sample of what your proposed disclosure will look like.

Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or Mara Ransom, Legal Branch Chief, (202) 551-3264 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director